SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at January 23, 2007

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 23, 2007

Print the name and title of the signing officer under his signature.
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  Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
Toll Free: 1-800-667-2114
www.farallonresources.com

FARALLON's 2007 EXPLORATION PROGRAM BEGINS
Drilling to Focus on Expansion of G-9 and Discovery of Additional G-9-Style Deposits

January 24, 2007, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX: FAN) is pleased to announce that exploration drilling has recommenced at the Company's Campo Morado polymetallic (zinc, gold, silver, copper, lead) project in Guerrero State, Mexico. Crews remobilized to site earlier this month and drilling began on January 18, 2007.

The Company's 2007 program will focus on advancing exploration and mine development activities. A 40,000-meter surface exploration program is planned with two objectives: to find additional high grade resources at G-9 and to test other targets in order to find another G-9 style deposit. To meet the first objective, drilling will focus in the immediate vicinity of the G-9 deposit, initially along the northern edge of the felsic volcanic complex. To meet the second objective, known targets will be drill tested proceeding in a southwesterly direction and following the trend of the five deposits discovered at Campo Morado to date. In addition, structural and stratigraphic concepts at the property scale will be drill tested in an effort to find another G-9-style deposit.

Work focused toward advancing the G-9 deposit to production by July 2008 will continue concurrently with exploration activities. Engineering studies associated with mine planning and design, equipment acquisition and site preparation activities will also take place. For example, the Company recently announced that it had acquired a fully-autogenous grinding mill, which will be transported to site in early 2008. It also expects to place firm orders for all remaining principal items of process equipment by the end of February 2007 to complete the purchases of all major equipment for the G-9 mill.

Excavation of a 4.5 m by 4.5 m exploration decline, initiated in August 2006 and designed to accommodate a production rate of 1500 tonnes per day, is currently advancing toward the high grade southeast zone of the G-9 deposit. Approximately 1,400 meters of decline and 400 meters of underground development in two parallel 4.5 x 4.5 m crosscuts complete with drill stations are planned, followed by a 10,000-meter infill drilling program at a 25-m hole spacing to outline mineralization in measured and indicated classifications.

Dick Whittington said:
"I am really excited about this year's drilling program. Exploration is one of the two key corporate objectives of the Company going forward. Our goal is to find another G-9 type deposit. Exploration at Campo Morado has an extraordinary record of discovery, therefore I am confident that we will meet further success in 2007."

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

                                                                                          Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks, including changes in government policies regarding mining and natural resource exploration and exploitation, and will also require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.